ROBBINS UMEDA & FINK. LLP
BRIAN J. ROBBINS (190264)
MARC M. UMEDA (197847)
610 West Ash Street, Suite 1800
San Diego, CA 92101
TELEPHONE: 619/525-3990
Facsimile: 619/525-3991

FARUQI & FARUQI, LLP
NADEEM FARUQI
320 EAST 39TH STREET
NEW YORK, NY 10016
TELEPHONE: 212/983-9330
FACSIMILE: 212/983-9331

ATTORNEYS FOR PLAINTIFF

                    SUPERIOR COURT OF THE STATE OF CALIFORNIA

                              COUNTY OF SANTA CLARA

DENNIS RICE, On Behalf of Himself and All  )    Case No. 105   CV034734
Others Similarly Situated,                 )
                                           )    CLASS ACTION
                         Plaintiff,        )    ------------
                                           )
     vs.                                   )    COMPLAINT BASED UPON SELF-
                                           )    DEALING AND BREACH OF FIDUCIARY
GENENCOR INTERNATIONAL, INC.,              )    DUTY
JEAN-JACQUES BIENAIME,                     )
SOREN BJERRE-NIELSEN,                      )
BRUCE COZADD,                              )
THERESA K. LEE,                            )
ROBERT H. MAYER,                           )
JOSEPH A. MOLLICA,                         )
GREGORY O. NELSON,                         )
NORBERT G. RIEDEL,                         )
JAMES P. ROGERS,                           )
JORGEN ROSENLUND,                          )
AND DOES 1-25, INCLUSIVE,                  )
                                           )
                         Defendants.       )    DEMAND FOR JURY TRIAL
-------------------------------------------)    ---------------------

     Plaintiff, by his attorneys, alleges as follows:

                              SUMMARY OF THE ACTION

     1. This is a stockholder class action brought by plaintiff on behalf of the holders of Genencor International, Inc. ("Genencor" or the "Company") common stock against Genencor and its directors arising out of defendants' attempt to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, Genencor public shareholders in connection with their efforts to complete the sale of Genencor to Danisco A/S (the
"Acquisition"). This action seeks equitable relief only.

     2. In pursuing the unlawful plan to sell Genencor, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

     3. In fact, instead of attempting to obtain the highest price reasonably available for Genencor for its shareholders, the individual defendants spent a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of defendants and Danisco A/S ("Danisco").

     4. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Genencor to one buying group, and one buying group only, on terms preferential to Danisco and to subvert the interests of plaintiff and the other public stockholders of
Genencor. Plaintiff seeks to enjoin the proposed transaction.

                             JURISDICTION AND VENUE

     5. This Court has jurisdiction over Genencor because Genencor conducts business in California and is a citizen of California.

     6. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

                                     PARTIES

     7. Plaintiff Dennis Rice is, and at all times relevant hereto was, a shareholder of Genencor.

     8. Defendant Genencor is a diversified biotechnology company that develops and delivers products and services to the industrial, consumer agri-processing and healthcare markets.

                                       -1-

     9. Defendant Jean-Jacques Bienaime ("Bienaime") is Geneneor International's
Chairman, Chief Executive Officer and President. Bienaime joined Genencor in
November 2002 from SangStat Medical Corporation where he served as Chairman,
Chief Executive Officer and President. Since 1998, Bienaime managed SangStat's growth from a $4 million company to over $100 million and guided the company to profitability. Before joining SangStat, Bienaime was Senior Vice President of
Corporate Marketing and Business Development at Rhone-Poulenc Rorer
Pharmaceuticals (now Aventis), a $6 billion business, where he was responsible for worldwide marketing, medical affairs strategy, licensing and business development. Bienaime is a member of the board of directors of Acrogen Inc.,
NeurogesX and Saegis Pharmaceuticals. In June 2004, he was named to the
Biotechnology industry Organization (BIO) board of directors.

     10. Defendant Soren Bjerre-Nielsen ("Bjerre-Nielsen") has served as a director since 1999. He is currently Executive Vice President and Chief
Financial Officer of Danisco A/S, a position he has held since 1995.
Bjerre-Nielsen holds an M.S. in Accounting and is a state-authorized public accountant. Prior to joining Danisco A/S, Bjerre-Nielsen was employed by
Deloittc & Touche.

     11. Defendant Bruce C. Cozadd ("Cozadd") has served as a director since
November 2000. He is currently Executive Chairman of Jazz Pharmaceuticals, Inc., a company he co-founded in 2003. Previously, Cozadd served as Executive Vice
President and Chief Operating Officer of ALZA Corporation until 2001. Cozadd is a member of the board of directors for Cerus Corporation, The Nueva School and
Stanford Hospital and Clinics.

     12. Defendant Theresa K. Lee ("Lee") has served as a director since 2002.
She is currently Senior Vice President, General Counsel and Secretary at the
Eastman Chemical Company. Lee joined Eastman in 1987 and has since held several executive positions. She was appointed Vice President, Secretary and Associate
General Counsel in 1997 and assumed her current position in 2000.

     13. Defendant Robert H. Mayer, Ph.D. ("Mayer") has served as a director since 1999. He is currently the Executive Vice President of the Ingredients
Sector of Danisco A/S, a position he has held since 1999. Mayer joined Danisco
A/S in 1981 and has been a member of its executive board since 1999. Mayer was the president of Danisco USA from 1981 until 1999.

                                       -2-

     14. Defendant Joseph A. Mollica, Ph.D. ("Mollica") has served as director since November 2000. He is Chairman, Chief Executive Officer and President at
Pharmacopeia, Inc.

     15. Defendant Gregory O. Nelson, Ph.D. ("Nelson") has served as a director since 2002. He is currently Vice President and Chief Technology Officer at the
Eastman Chemical Company where he is responsible for worldwide research and development and technical services. Nelson joined Eastman in 1982 as a research chemist and has since held a number of research and development positions. He was appointed to his current position in 2001.

     16. Defendant Norbert G. Riedel, Ph.D. ("Riedel") joined the Genencor board as a director in November 2000. He is the President of recombinant strategic business unit of Baxter Hyland Immuno. Baxter Hyland Immuno is a part of Baxter
Healthcare Corporation. Prior to joining Baxter, Riedel served as the head of global biotechnology and global core research function at Hoechst Marion Roussel
Inc. (now Aventis).

     17. Defendant James P. Rogers ("Rogers") has served as a director since
1999. He is currently Senior Vicc President and Chief Financial Officer of
Eastman Chemical Company, which he joined in 1999. From 1992 until 1999, Rogers held various positions at GAF Corporation and International Specialty Products,
Inc., including Treasurer of GAF Corporation in 1992, Executive Vice President
and Chief Financial Officer of GAF Corporation from 1993 to 1999, and Executive
Vice President, Finance, of International Specialty Products, Inc. from 1993 to
1999. He has an M.B.A. from the Wharton School of the University of
Pennsylvania.

     18. Defendant Jorgen Rosenlund ("Rosenlund") has served as a director since
March 2003. He is currently Vice President, Group General Counsel of Danisco
A'S, which he joined in 1992. Rosenlund has held various positions at Danisco
A/S including Vice President of Danisco Sugar A'S, Vice President of the Legal
Department and attorney.

     19. The defendants named above in Paragraphs 8-18 are sometimes collectively referred to herein as the "Individual Defendants."

     20. The true names and capacities of defendants sued herein under
California Code of Civil Procedure ss.474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include

                                       -3-

these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

                          DEFENDANTS' FIDUCIARY DUTIES

     21. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

     (a) adversely affects the value provided to the corporation's shareholders;

     (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets (vis-a-vis the no-shop clause and a multi-million dollar termination fee);

     (c) contractually prohibits them from complying with their fiduciary duties;

     (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

     (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

     22. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Genencor, are obligated to refrain from:

     (a) participating in any transaction where the directors' or officers'
loyalties are divided;

     (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

     (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

                                       -4-

     23. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Genencor, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants' self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Genencor common stock in the proposed Acquisition.

     24. Because the Individual Defendants have breathed their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the
Individual Defendants as a matter of law.

                            CLASS ACTION ALLEGATIONS

     25. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure ss.382 on behalf of all holders of Genencor stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

     26. This action is properly maintainable as a class action.

     27. The Class is so numerous that joinder of all members is impracticable.
According to Genencor's SEC filings, there were more than 59 million shares of
Genencor common stock outstanding as of January 27, 2005.

     28. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alla, the following:

          (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

                                       -5-

          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

          (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

          (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Genencor;

          (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the
Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

          (f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

          (g) whether the Acquisition compensation payable to plaintiff and the
Class is unfair; and

          (h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

     29. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

     30. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

     31. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

     32. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                                       -6-

     33. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            THE PROPOSED ACQUISITION

     34. On January 27, 2005, defendants issued a press release entitled
"Danisco to Acquire Genencor." The press release stated in part:

     Danisco A/S (Copenhagen Stock Exchange) ("Danisco"), one of the world's largest producers of food ingredients, and Genencor International, Inc.
     (Nasdaq: GCOR) ("Genencor"), a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets, today jointly announced that they have signed a definitive agreement for Danisco to acquire all of the outstanding shares of common stock of Genencor, other than those held by Danisco, Eastman Chemical Company ("Eastman") or their respective subsidiaries, for $19.25 per share in cash.

          In connection with the definitive agreement with Genencor, Danisco has entered into a definitive stock purchase agreement with Eastman under which
     Danisco will acquire all of the outstanding shares of common stock of
     Genencor held by Eastman for $15 per share in cash and all of the outstanding shares of preferred stock of Genencor held by Eastman for $44 million in cash. Danisco and Eastman currently each own approximately 42%
     of Genencor's outstanding shares of common stock and 50% of Genencor's outstanding shares of preferred stock.

          "Being an advanced and recognised biotechnology company, Genencor will expand Danisco's knowledge base significantly and broaden our access to an important new business area, industrial enzymes," said Alf Duch-Pedersen,
     Chief Executive Officer of Danisco.

          "Our two companies know each other well and the synergy is obvious,"
     said JJ Bienaime, Chairman and Chief Executive Officer of Genencor.
     "Together, we will have the depth and the reach to achieve the vision we've had for our business."

          The acquisition of the shares of Genencor's common stock for $19.25 per share will be effected by means of a cash tender offer for all of the outstanding shares of common stock of Genencor, other than those held by
     Danisco and its subsidiaries, followed by a merger in which all Genencor stockholders, other than Danisco and its subsidiaries, who have not tendered their shares will receive the same per share price. The acquisition agreement is subject to certain conditions, including the tender of a majority of the outstanding shares of common stock of Genencor other than those held by Danisco, Eastman, the officers and directors of
     Genencor and its subsidiaries and the respective affiliates of each of the foregoing, receipt of regulatory approvals and other conditions. Subject to those conditions, Danisco and Genencor currently expect the acquisition to be completed by May 31, 2005.

          A special committee comprised of independent directors of Genencor has reviewed the transaction on behalf of the Genencor stockholders unaffiliated with Danisco and Eastman. Upon the recommendation of the special committee, the board of directors of Genencor has approved the acquisition agreement and the transaction.

                                       -7-

                                  SELF-DEALING

     35. By reason of their positions with Genencor, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Genencor, and especially the true value and expected increased future value of Genencor and its assets, which they have not disclosed to
Genencor's public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Genencor's public shareholders.

     36. The proposed sale is wrongful, unfair and harmful to Genencor's public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of Danisco on unfair terms.

     37. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders results from at least the following:

          (a) The $19.25 price offered to the public shareholders is inadequate.

          (b) It is in Danisco's interest to buy the public's shares at the lowest possible price, $19.25. The realizable value from growth and a recovery of the Company's historic performance is far in excess of $19.25 per share.

          (c) The Genencor Board is fraught with conflicts. It consists of, and is controlled by defendants, who have caused Genencor to agree to terms to deter a more lucrative and fair offer for Genencor shareholders.

          (d) While Danisco was exploring personal opportunities to buy out
Genencor, the conflicted Board did not search for competitive suitors.

     38. The Acquisition is designed to essentially freeze Genencor's public stockholders out of a large portion of the valuable assets which have produced, and defendants expect will continue to produce, substantial revenue and earnings, and these assets are being sold for grossly inadequate consideration to Danisco.

                                       -8-

     39. The price of $19.25 per share which Danisco proposes to pay to Class members is grossly unfair and inadequate because, among other things, the defendants timed the announcement of the Acquisition to place an artificial cap on the price for Genencor stock to enable them to acquire the stock at the lowest possible price.

     40. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not structure a preferential deal for themselves.

     41. The director defendants are obligated to maximize the value of Genencor to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

     42. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be harmed in that they will not receive their fair portion of the value of Genencor's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

     43. in light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

     o    Undertake an appropriate evaluation of Genencor's worth as an acquisition candidate.

     o    Act independently so that the interests of Genencor's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

     o    Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Genencor's public stockholders.

                                 CAUSE OF ACTION
                      Claim for Breach of Fiduciary Duties

     44. Plaintiff repeats and re-alleges each allegation set forth herein.

     45. the defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Genencor and have acted to put their personal interests ahead of the interests of Genencor's shareholders.

                                       -9-

     46. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Genencor.

     47. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Danisco without regard to the fairness of the transaction to Genencor's shareholders. Defendant Genencor directly breached and/or aided and abetted the other defendants' fiduciary duties to plaintiff and the other holders of Genencor stock.

     48. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Genencor because, among other reasons:

          (a) they failed to take steps to maximize the value of Genencor to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Genencor's stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirers or alternative transactions;

          (b) they failed to properly value Genencor; and

          (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships or connection with the Acquisition.

     49. Because the Individual Defendants dominate and control the business and corporate affairs of Genencor, and are in possession of private corporate information concerning Genencor's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Genencor which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

     50. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the
Class.

     51. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed in that they have not and will not receive their fair portion of the value of

                                      -10-

Genencor's assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

     52. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of
Genencor's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

     53. Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

     54. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Genencor's assets and business and will be prevented from obtaining the real value of their equity ownership of the
Company. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to Genencor's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

     55. Plaintiff and the members of the Class have no adequate remedy at law.
Only through the exercise of this Court's equitable powers can plaintiff and the
Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

                                PRAYER FOR RELIEF

     WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action;

     B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

                                      -11-

     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Genencor's shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof, together with the termination fee and "no shop" clause;

     F. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     H. Granting such other and further relief as this Court may deem just and proper.

DATED: January 27, 2005                        ROBBINS UMEDA & FINK, LLP
                                               BRIAN J. ROBBINS
                                               MARC M. UMEDA

                                                     /s/ BRIAN J. ROBBINS
                                               ---------------------------------
                                                       BRIAN J. ROBBINS

                                               610 West Ash Street, Suite 1800
                                               San Diego, CA 92101
                                               Telephone: 619/525-3990
                                               Facsimile: 619/525-3991

                                               FARUQI & FARUQT, LLP
                                               NADEEM FARUQI
                                               320 East 39th Street
                                               New York, NY 10016
                                               Telephone: 212/983-9330
                                               Facsimile: 212/983-9331

                                               Attorneys for Plaintiff

                                      -12-